Market Vectors ETF Trust
335 Madison Avenue, 19th Floor
New York, New York 10017

June 25, 2014

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)
Post-Effective Amendment No. 1,502

Dear Ms. Cole:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the Trust hereby requests that the effectiveness for Post-Effective Amendment Number 1,502 to the above-referenced Registration Statement on Form N-1A, with respect to Market Vectors ChinaAMC SME-ChiNext ETF (formerly, Market Vectors China A Small-Cap ETF) (the “Fund”), be accelerated to June 27, 2014. Changes made in response to your comments will be reflected in the Fund’s Final Prospectus. The Trust hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

By:	/s/ Jonathan R. Simon
Jonathan R. Simon
Vice President, Secretary and Chief Legal Officer

Van Eck Securities Corporation
335 Madison Avenue, 19th Floor
New York, New York 10017

June 25, 2014

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)
Post-Effective Amendment No. 1,502

Dear Ms. Cole:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Van Eck Securities Corporation, in its capacity as distributor of the Trust’s shares (the “Distributor”), hereby joins in the request of the Trust that the effectiveness for Post-Effective Amendment Number 1,502 to the above-referenced Registration Statement on Form N-1A, with respect to Market Vectors ChinaAMC SME-ChiNext ETF (formerly, Market Vectors China A Small-Cap ETF) (the “Fund”), be accelerated to June 27, 2014. Changes made in response to your comments will be reflected in the Fund’s Final Prospectus. The Distributor hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Very truly yours,

By:	/s/ Jonathan R. Simon
Jonathan R. Simon
Vice President, General Counsel and Secretary